Fronteer Gold Inc.
Long Canyon Project, Elko County, Nevada
Updated Technical Report and Interim Resource Estimate

MOIRA T. SMITH, P.GEO.

I, Moira T. Smith, P. Geo., do hereby certify that:

1.	I am a geologist residing at 928 Hardrock Place, Spring Creek, NV89815, and employed by Fronteer Development USA, Inc., as Chief Geologist, Nevada.
2.

I am a graduate of Pomona College, with a B.A in Geology in 1983 . I obtained a M.Sc. in Geology from Western Washington University in 1986, and a Ph.D. in Geology from University of Arizona in 1990. I have practiced my profession continuously since 1990.

3.	I am a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (#122720);
4.

I have worked on the property continuously since May 15th, 2008 and have relevant experience having led or participated in geological studies supporting 6 advanced exploration and development projects and/or operations, in 4 different countries.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” (QP) for the purposes of NI 43-101.

6.

I was responsible for the preparation of Sections 4 - 10 of the report entitled “ Updated Technical Report on the Long Canyon Project, Elko County, Nevada”, dated February 25th, 2011 (the “Technical Report”) relating to the Long Canyon property.

7.

As of December 15th, 2010, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9.	I am not independent of the issuer applying all the tests in Section 1.5 of NI 43-101 and acknowledge that I hold securities of Fronteer Gold, Inc. in the form of stock and stock options .
10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 25th day of February, 2011 in Elko, Nevada

Moira Smith
Chief Geologist, Nevada
Fronteer Development USA, Inc.